Exhibit 12.1

Aceto Corporation

Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Year Ended

Description	June 30, 2015		June 30, 2014		June 30, 2013		June 30, 2012		June 30, 2011
EARNINGS:
Income before income taxes	$53,865		$44,674		$34,550		$24,740		$16,962
Less:
Earnings on equity investees	(1,761)		(2,024)		(1,790)		(1,598)		(1,624)

Plus:
Fixed charges	4,389		2,349		2,336		2,809		1,843
Distributed income of equity investees	2,022		1,810		1,745		1,712		1,807
EARNINGS	58,515		46,809		36,841		27,663		18,988

FIXED CHARGES:
Income expense, including amortization of debt issue costs	4,235		2,194		2,211		2,711		1,689
Portion of rental expenses deemed to represent interest	154		155		125		98		154
TOTAL FIXED CHARGES	4,389		2,349		2,336		2,809		1,843

RATIO OF EARNINGS TO FIXED CHARGES	13.33	X	19.93	X	15.77	X	9.85	X	10.30	X